UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LANDAUER, INC.

(Name of Subject Company)

LANDAUER, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

51476K103

(CUSIP Number of Class of Securities)

Daniel J. Fujii

Vice President, Chief Financial Officer and Secretary

Landauer, Inc.

2 Science Road

Glenwood, Illinois 60425

(708) 755-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Larry Barden

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

(312) 853-7785

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing contains the following documents relating to the proposed acquisition of Landauer, Inc., a Delaware corporation (the “Company”), by Fortive Corporation, a Delaware corporation (“Parent”) and Fern Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Sub”), pursuant to the terms of an Agreement and Plan of Merger, dated as of September 6, 2017, by and among Parent, Sub and the Company (the “Merger Agreement”):

•	Exhibit 99.1: Press Release of the Company, dated September 6, 2017; and

•	Exhibit 99.2: Company Employee Communication.

Important Additional Information

The tender offer (the “Offer”) to be commenced by Sub for shares of common stock of the Company (“Company Common Stock”) has not yet commenced. This document does not constitute an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Company Common Stock will be made only pursuant to an offer to purchase and related materials that Parent and Sub intend to file with the U.S. Securities and Exchange Commission (the “SEC”). If the Offer is commenced, Parent and Sub will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. The Tender Offer Statement on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be considered before any decision is made with respect to the Offer. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials will be sent free of charge to Company stockholders when available, and may also be obtained by contacting the Company at 2 Science Road, Glenwood, Illinois 60425, Attention: Corporate Secretary. In addition, all of these materials (and all other Offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Forward-looking statements made herein with respect to the Offer and related transactions, including, for example, the timing of the completion of the Offer and the subsequent merger (the “Merger”) contemplated by the Merger Agreement or the potential benefits of the Offer and the Merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company’s actual results may differ materially from its expectations or projections.

The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements. Such factors include, but are not limited to, the effect of the announcement of the Offer and related transactions on the Company’s business relationships, operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, and the risk that the Merger Agreement may be terminated in circumstances that require the Company to pay a termination fee; the outcome of any legal proceedings that may be instituted against the Company related to the transactions contemplated by the Merger Agreement, including the Offer and the Merger; uncertainties as to the number of stockholders of the Company who may tender their stock in the Offer; the failure to satisfy other conditions to consummation of the Offer or the Merger, including the receipt of regulatory approvals related to the Merger (and any conditions, limitations or restrictions placed on these approvals); risks that the Offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; and those risks and uncertainties discussed from time to time in our other reports and other public filings with the SEC.

Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its periodic filings with the SEC, including its Annual Report on Form 10-K for the year ended September 30, 2016. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov, on the Company’s website (www.landauer.com) under the heading “Investors” or upon request by writing to the Company at 2 Science Road, Glenwood, Illinois 60425, Attention: Corporate Secretary. The Company disclaims any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise.